UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: October, 2007
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                              11 Ben Gurion Street
                           GIVAT SHMUEL 54017, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

         Attached hereto and incorporated by reference herein is the registrant's press release announcing its third quarter 2007 earnings results, issued on October 31, 2007.

     THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD. IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY, REGISTRATION NUMBER
               333-141307, FILED WITH THE SECURITIES AND EXCHANGE
                          COMMISSION ON MARCH 15, 2007.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CLICKSOFTWARE TECHNOLOGIES LTD.
                                  (Registrant)

                                  By: /s/ SHMUEL ARVATZ
                                  ---------------------
                                  Shmuel Arvatz
                                  Executive Vice President and
                                  Chief Financial Officer

Date: October 31, 2007

CONTACTS:
Shmuel Arvatz                               Adam J. Rosen
Chief Financial Officer                     (646) 536-3865
+972-3-765-9467                             arosen@rkequity.com
Shmuel.Arvatz@clicksoftware.com

              CLICKSOFTWARE REPORTS FINANCIAL RESULTS FOR THE THIRD
                                QUARTER OF 2007

                   REITERATING 2007 FULL YEAR REVENUE GUIDANCE
--------------------------------------------------------------------------------

BURLINGTON, MA, OCTOBER 31, 2007 - ClickSoftware Technologies Ltd. (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced the financial results for the third quarter ended September 30, 2007.

For the third quarter ended September 30, 2007, total revenues were $10.1 million, an increase of 16% compared with $8.7 million for the parallel quarter of 2006, and a decrease of 4% compared with the previous quarter. Net income for the period was $0.7 million, or $0.02 per share, compared with $0.8 million, or $0.03 per share, for the parallel quarter of 2006. Excluding expenses for share-based compensation related to the adoption of SFAS-123R, net income for the third quarter was $0.9 million, or $0.03 per share. Shares outstanding for the quarter on a fully diluted basis were 30,409,632, up 9% compared to the parallel quarter of 2006.

Software license revenues for the third quarter of 2007 were $4.3 million, an increase of 33% compared to the third quarter of 2006. Services revenues for the period were $5.8 million, an increase of 6% compared to the third quarter of 2006.

Gross profit for the quarter increased 16% to $6 million, compared to $5.1 million in the third quarter of 2006. Gross margin for the period remained stable at 59%.

Cash, cash equivalents and short and long-term investments increased to $21.3 million, up $1.1 million from $20.2 million at the end of the second quarter of 2007. Net cash provided from operating activities during the period was $0.5 million.

"The third quarter was another period of excellent execution as reflected in strong year-over-year growth in revenues, profits and cash flow, as well as important strategic progress," said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "Our revenues are down slightly from the second quarter, reflecting the specific timing of several multi-million dollar deals. One of these deals, with a major telecommunications company in India, has already closed in the fourth quarter".

Dr. BenBassat continued, "We are very excited about the momentum that continues to build in our business. We are in the final stage of signing a deal with a large utility in North America. We have also been selected as the winner in another large, highly competitive deal, and are currently in final negotiations. Internationally, we have been selected by an important customer in France, and are deploying a pilot solution for one of Japan's largest utility companies. As a result, not only we are able to confirm our full-year revenue guidance, but we are also building a nice book of orders that will make us start 2008 with comfortable backlog of contractually committed orders. On the product front, we have just released the IMRS package, our exciting Microsoft-integration-ready offering for the mid-market, which we believe will prove especially attractive to the Microsoft Partners community. In addition, we have formed a partnership with ServiceBench, a move designed to open new opportunities in the service market".

OUTLOOK

Based on the reported activity and the current pipeline, management maintains the annual guidance provided in the second quarter earnings release: annual revenues ranging from $41-$42 million, an increase of 26.5%-29.5% compared to 2006 revenues of $32.4 million.

INVESTORS CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 321-3075 and ask for the ClickSoftware conference call. International participants, please call (973) 582-2855. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080), ID Code: 9343639.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to penetrate new markets; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2006 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                  SEPTEMBER 30     DECEMBER 31
                                                    --------        --------
                                                      2007            2006
                                                    --------        --------

         ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                       $  7,470        $ 13,385
    SHORT-TERM INVESTMENTS                            12,910           5,918
    TRADE RECEIVABLES, NET                             8,788           6,465
    OTHER RECEIVABLES AND PREPAID EXPENSES             1,288             953
                                                    --------        --------
                 TOTAL CURRENT ASSETS                 30,456          26,721
                                                    --------        --------

FIXED ASSETS
    COST                                               2,648           1,692
    LESS - ACCUMULATED DEPRECIATION                    1,309             888
                                                    --------        --------
                 TOTAL FIXED ASSETS                    1,339             804
                                                    --------        --------

   LONG-TERM INVESTMENTS                                 925             451
   SEVERANCE PAY DEPOSITS                              1,075             996
                                                    --------        --------

         TOTAL ASSETS                               $ 33,795        $ 28,972
                                                    ========        ========


         LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES           $  6,796        $  5,945
    DEFERRED REVENUES                                  6,366           5,965
                                                    --------        --------
                 TOTAL CURRENT LIABILITIES            13,162          11,910
                                                    --------        --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                              2,249           2,031
    DEFERRED REVENUES - LONG TERM                      2,261           2,490
                                                    --------        --------
                 TOTAL LONG-TERM LIABILITIES           4,510           4,521
                                                    --------        --------

                 TOTAL LIABILITIES                    17,672          16,431
                                                    --------        --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                115             113
    ADDITIONAL PAID-IN CAPITAL                        73,577          72,205
    DEFERRED STOCK COMPENSATION                            -             (63)
    ACCUMULATED DEFICIT                              (57,526)        (59,671)
    TREASURY STOCK, AT COST: 39,000 SHARES               (43)            (43)
                                                    --------        --------
                 TOTAL SHAREHOLDERS' EQUITY           16,123          12,541
                                                    --------        --------

         TOTAL LIABILITY AND SHAREHOLDERS' EQUITY   $ 33,795        $ 28,972
                                                    ========        ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                                              SEPTEMBER 30, 2007                 SEPTEMBER 30, 2006
                                                        ------------------------------      -----------------------------
                                                              $           % OF REVENUES           $          % OF REVENUES
                                                        ------------      ------------      ------------     ------------
REVENUES:
       SOFTWARE LICENSE                                 $      4,293                43%     $      3,224               37%
       SERVICES                                                5,762                57%            5,456               63%
                                                        ------------      ------------      ------------     ------------
           TOTAL REVENUES                                     10,055               100%            8,680              100%
                                                        ------------      ------------      ------------     ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                          712                 7%              668                8%
       SERVICES                                                3,386                34%            2,870               33%
                                                        ------------      ------------      ------------     ------------
           TOTAL COST OF REVENUES                              4,098                41%            3,538               41%
                                                        ------------      ------------      ------------     ------------

GROSS PROFIT                                                   5,957                59%            5,142               59%
                                                        ------------      ------------      ------------     ------------

OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                     1,496                15%            1,037               12%
       SELLING AND MARKETING EXPENSES                          3,222                32%            2,472               28%
       GENERAL AND ADMINISTRATIVE EXPENSES                     1,039                10%              959               11%
                                                        ------------      ------------      ------------     ------------

           TOTAL OPERATING EXPENSES                            5,757                57%            4,468               51%
                                                        ------------      ------------      ------------     ------------

INCOME FROM OPERATIONS                                           200                 2%              674                8%
OTHER INCOME                                                     216                 2%                -                -
INTEREST, NET                                                    249                 2%              123                1%
                                                        ------------      ------------      ------------     ------------
NET INCOME BEFORE TAXES                                          665                 6%              797                9%
TAXES ON INCOME                                                  (60)                1%                -                -
                                                        ------------      ------------      ------------     ------------
NET INCOME                                              $        725                 7%     $        797                9%
                                                        ------------      ------------      ------------     ------------

NET INCOME PER ORDINARY SHARE:
BASIC                                                   $       0.03                        $       0.03
                                                        ------------                        ------------
DILUTED                                                 $       0.02                        $       0.03
                                                        ------------                        ------------
SHARES USED IN COMPUTING BASIC NET INCOME PER SHARE       28,352,213                          27,774,196
                                                        ------------                        ------------
SHARES USED IN COMPUTING DILUTED NET INCOME PER
SHARE                                                     30,409,632                          27,774,196
                                                        ------------                        ------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                 NINE MONTHS ENDED
                                                              SEPTEMBER 30, 2007                 SEPTEMBER 30, 2006
                                                        -----------------------------      ------------------------------
                                                              $           % OF REVENUES          $           % OF REVENUES
                                                        ------------      ------------      ------------     ------------
REVENUES:
       SOFTWARE LICENSE                                 $     12,418                42%     $      8,703               38%
       SERVICES                                               17,187                58%           14,406               62%
                                                        ------------      ------------      ------------     ------------
           TOTAL REVENUES                                     29,605               100%           23,109              100%
                                                        ------------      ------------      ------------     ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                        1,929                 7%            1,523                7%
       SERVICES                                                9,669                33%            7,600               33%
                                                        ------------      ------------      ------------     ------------
           TOTAL COST OF REVENUES                             11,598                40%            9,123               40%
                                                        ------------      ------------      ------------     ------------

GROSS PROFIT                                                  18,007                60%           13,986               60%
                                                        ------------      ------------      ------------     ------------

OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                     4,149                14%            2,965               13%
       SELLING AND MARKETING EXPENSES                          9,591                32%            7,471               32%
       GENERAL AND ADMINISTRATIVE EXPENSES                     3,231                11%            2,797               12%
                                                        ------------      ------------      ------------     ------------

           TOTAL OPERATING EXPENSES                           16,971                57%           13,233               57%
                                                        ------------      ------------      ------------     ------------

INCOME FROM OPERATIONS                                         1,036                 3%              753                3%
OTHER INCOME                                                     404                 1%                -                -
INTEREST, NET                                                    693                 2%              326                1%
                                                        ------------      ------------      ------------     ------------
NET INCOME BEFORE TAXES                                        2,133                 6%            1,079                5%
TAXES ON INCOME                                                  (12)                0%                -                -
                                                        ------------      ------------      ------------     ------------
NET INCOME                                              $      2,145                 7%     $      1,079                5%
                                                        ------------      ------------      ------------     ------------

NET INCOME PER ORDINARY SHARE:
BASIC                                                   $       0.08                        $       0.04
                                                        ------------                        ------------
DILUTED                                                 $       0.07                        $       0.04
                                                        ------------                        ------------
SHARES USED IN COMPUTING BASIC NET INCOME PER SHARE       28,190,978                          27,708,283
                                                        ------------                        ------------
SHARES USED IN COMPUTING DILUTED NET INCOME PER
SHARE                                                     29,490,538                          27,708,283
                                                        ------------                        ------------

USE OF NON-GAAP FINANCIAL RESULTS

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                       THREE MONTHS ENDED
                                                  SEPTEMBER 30,    SEPTEMBER 30,
                                                      2007             2006
                                                  -------------    -------------
                                                          % OF             % OF
                                                    $    REVENUES    $    REVENUES
                                                  -----   -----    -----   -----
GAAP NET INCOME:                                  $ 725       7%   $ 797       9%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                              30               22
       RESEARCH AND DEVELOPMENT COSTS, NET           27               18
       SELLING AND MARKETING EXPENSES                46               30
       GENERAL AND ADMINISTRATIVE EXPENSES           97               87
                                                  -----   -----    -----   -----
NET INCOME EXCLUDING SHARE-BASED COMPENSATION     $ 925       9%   $ 954      11%
                                                  -----   -----    -----   -----

GAAP NET INCOME PER ORDINARY SHARE:
BASIC                                             $0.03            $0.03
                                                  -----            -----
DILUTED                                           $0.02            $0.03
                                                  -----             ----

NET INCOME PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:

BASIC                                             $0.03            $0.03
                                                  -----            -----
DILUTED                                           $0.03            $0.03
                                                  -----            -----

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                           NINE MONTHS ENDED
                                                    SEPTEMBER 30,     SEPTEMBER 30,
                                                        2007               2006
                                                   --------------     --------------
                                                            % OF               % OF
                                                      $    REVENUES      $    REVENUES
                                                   ------   -----     ------   -----

GAAP NET INCOME:                                   $2,145       7%    $1,079       5%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                73                 46
       RESEARCH AND DEVELOPMENT COSTS, NET             62                 43
       SELLING AND MARKETING EXPENSES                 109                 52
       GENERAL AND ADMINISTRATIVE EXPENSES            258                227
                                                   ------   -----     ------   -----
NET INCOME EXCLUDING SHARE-BASED COMPENSATION      $2,647       9%    $1,447       6%
                                                   ------   -----     ------   -----

GAAP NET INCOME PER ORDINARY SHARE:
BASIC                                              $ 0.08             $ 0.04
                                                   ------             ------
DILUTED                                            $ 0.07             $ 0.04
                                                   ------             ------

NET INCOME PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:

BASIC                                              $ 0.09             $ 0.05
                                                   ------             ------
DILUTED                                            $ 0.09             $ 0.05
                                                   ------             ------